                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                             ----------------------


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)



                            J. L. HALSEY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   46622H 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  DAVID R. BURT
                       2325-B RENAISSANCE DRIVE, SUITE 21
                               LAS VEGAS, NY 89119
                                 (902) 966-4246
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                JANUARY 8, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))

CUSIP No. 46622H 10 3
================================================================================
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              MR. DAVID R. BURT
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           12,510,000
                  PERSON                     -----------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     12,510,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,510,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                           / /
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          15.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
================================================================================
*The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              TEXAS ADDISON LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) /X/
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                           / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           12,510,000
                  PERSON                     -----------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     12,510,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          12,510,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                           / /
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          15.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          PN
================================================================================
*The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              TEXAS BARRINGTON LLC
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) /X/
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                           / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           12,510,000
                  PERSON                     -----------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     12,510,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,510,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                           / /
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          15.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
================================================================================
*The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

         This Amendment No. 3 to Schedule 13D amends and supplements Item 5 contained in the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on or about May 28, 2002, by David R. Burt, Texas Addison Limited Partnership and Texas Barrington LLC (collectively, the "Reporting Persons"), with respect to the Common Stock, $0.01 par value ("Common Stock"), of J. L. Halsey Corporation (the "Company"), as amended by Amendment No. 1 to
Schedule 13D filed with the SEC on or about October 3, 2002 and by Amendment No. 2 to Schedule 13D filed with the SEC on or about January 3, 2003. Items 1 - 4 of
Schedule 13D, as amended by Amendments No. 1 and 2, remain unchanged. Each capitalized term used herein and not otherwise defined has the meaning given in the original Schedule 13D. Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.


ITEM 5.   INTEREST IN SECURITIES OF ISSUER

         (a) The aggregate number and percentage of the shares of Common Stock beneficially owned (identifying those shares of Common Stock for which there is a right to acquire) by each of the Reporting Persons, and for all of the Reporting Persons collectively, is set forth on SCHEDULE I attached hereto and incorporated herein in full by reference thereto.

         (b) SCHEDULE I attached hereto shows the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition, for each of the Reporting Persons.

         (c) On January 8, 2003, LDN Stuyvie Partnership purchased 4,170,000 shares of Common Stock of the Issuer, from Addison Limited Partnership, at purchase price of $0.2676 per share, pursuant to a stock purchase agreement executed concurrently with the transaction.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 5(c).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         10.1 Option to purchase 4,170,000 shares of the Issuer's Common Stock granted by Texas Addison Partnership to William T. Comfort, III (previously filed as Exhibit 10.1 to Schedule 13D filed by William T. Comfort, III on January 3, 2003, and is incorporated by reference thereto).

         10.2 Stock Purchase Agreement between Addison and the Partnership, dated January 8, 2003.*

         99.1 Joint Filing Statement dated May 27, 2002, among the Reporting Persons (previously filed as Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on May 28, 2002, and is incorporated by reference thereto).






-----------------------------
*  Filed herewith

                                   SCHEDULE I

                                REPORTING PERSONS

                                                                                         Aggregate
                                                                                         Amount of       Percent of
                              Sole         Shared           Sole          Shared          Shares            Class
                             Voting        Voting       Dispositive     Dispositive    Beneficially     Beneficially
                             Power         Power           Power           Power           Owned            Owned
                           ----------- --------------- --------------- -------------- ---------------- ----------------
Texas Addison Limited
  Partnership............      -0-       12,510,000          -0-         12,510,000     12,510,000          15.2%

Texas Barrington LLC (1).      -0-       12,510,000          -0-         12,510,000     12,510,000          15.2%

David R. Burt (2)........      -0-       12,510,000          -0-         12,510,000     12,510,000          15.2%

------------------------------
(1) Consists entirely of shares held by Texas Addison Limited Partnership, a Texas limited partnership. Texas Barrington LLC is the general partner of Texas Addison Limited Partnership.

(2) Consists entirely of shares held by Texas Addison Limited Partnership, which shares could be attributed to David R. Burt as the sole member of Texas Barrington LLC, which is the general partner of Texas Addison Limited Partnership. Mr. Burt disclaims beneficial ownership of all such shares.

The Reporting Persons expressly disclaim the existence of any "group" (within the meaning of Section 13(d)(3) under the Securities Exchange Act of 1934).

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    1/10/03                                  /s/ David R. Burt
     ----------------------------        ---------------------------------------
                                         David R. Burt

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         TEXAS BARRINGTON LLC



Date:    1/10/03                         By:         /s/ David R. Burt
     -------------------------              ------------------------------------
                                            David R. Burt
                                            President, Treasurer and Secretary

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         TEXAS ADDISON LIMITED PARTNERSHIP


                                         By: TEXAS BARRINGTON LLC,
                                             its general partner


Date:    1/10/03                                     /s/ David R. Burt
     -------------------------               -----------------------------------
                                             David R. Burt
                                             President, Treasurer and Secretary

                                  EXHIBIT INDEX

         10.1 Option to purchase 4,170,000 shares of the Issuer's Common Stock granted by Texas Addison Partnership to William T. Comfort, III (previously filed as Exhibit 10.1 to Schedule 13D filed by William T. Comfort, III on January 3, 2003, and is incorporated by reference thereto).

         10.2 Stock Purchase Agreement between Addison and the Partnership, dated January 8, 2003.*

         99.1 Joint Filing Statement dated May 27, 2002, among the Reporting Persons (previously filed as Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on May 28, 2002, and is incorporated by reference thereto).





---------------------------
*  Filed herewith.